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VIA COURIER AND EDGAR	August 25, 2015

Re:	PJT Partners Inc.

Registration Statement on Form 10

File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Windsor:

To facilitate the Staff’s review of the above-referenced Registration Statement, we have attached as Annex A to this letter excerpts from the following sections of the Registration Statement that have been completed using certain assumptions relating to the number of shares of Class A common stock of PJT Partners Inc. that will be distributed to common unitholders of The Blackstone Group L.P. in the spin-off, in each case, marked to show changes from the corresponding sections from Amendment No. 3 as filed on August 12, 2015: “The Spin-Off—Organizational Structure Following the Spin-Off,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” and the combined financial statements of PJT Partners.

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SIMPSON THACHER & BARTLETT LLP

Christian Windsor, Esq.	-2-	August 25, 2015

Please do not hesitate to contact me with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Kevin Vaughn

Svitlana Sweat

Michael Killoy, Esq.

cc:	The Blackstone Group L.P.

Michael S. Chae

John G. Finley, Esq.